SIDLEY AUSTIN
SIDLEY

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

JKuo@sidley.com
(852) 2509-7875

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON

FOUNDED 1866

NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

SEC Mail Processing Section
DEC 17 2008
Washington, DC 101

[redacted]

08006362

Our Ref: 19160-10120

December 15, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find a notice of extraordinary general meeting, a circular and a proxy form which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Jason Kuo

Jason Kuo

Encl.

PROCESSED
JAN 07 2009
THOMSON REUTERS

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "**EGM**") of Tingyi (Cayman Islands) Holding Corp. (the "**Company**") will be held at the Conference Room, No.15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, the People's Republic of China (the "PRC") on Tuesday, 30 December 2008 at 3:00 p.m. to consider and, if thought fit, to pass with or without amendments, the following resolution:

ORDINARY RESOLUTION

"THAT:

(i) the grant of the waiver of the Pre-emptive Right (as defined in the circular of the Company dated 12 December 2008 (the "**Circular**")) and the waiver of the Tag-along Right (as defined in the Circular) (the waiver of the Pre-emptive Right and the waiver of the Tag-along Right are collectively called the "**Waivers**") by Master Kong Beverages (BVI) Co., Ltd, a wholly-owned subsidiary the Company, in respect of the transfer of 1,000 shares of US$1.00 each in the issued share capital of Tingyi-Asahi-Itochu Beverages Holding Co. Ltd. ("**TAI**"), representing approximately 9.999% of the entire issued share capital of TAI (the "**Sale Shares**") under a share purchase agreement dated 23 November 2008 entered into between AI Beverage Holding Co., Ltd. (formerly known as A-I China Breweries Co., Ltd.) (as vendor), Ting Hsin (Cayman Islands) Holding Corp. (as purchaser) and Itochu Corporation be and is hereby approved and authorised; and

(ii) any one director of the Company be and is/are hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated under the Waivers."

By Order of the Board
Tingyi (Cayman Islands) Holding Corp.
Wei Ing-Chou
Chairman

Hong Kong, 12 December 2008

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of such member. A proxy need not be a member of the Company.

2. In order to be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited at the registrar of the Company, Hong Kong Registrars Ltd., at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting (or adjourned meeting as the case may be).

As at the date of this announcement, Executive Directors of the Company are Wei Ing-Chou, Takeshi Ida, Ryo Yoshizawa, Wei Ying-Chiao, Wu Chung-Yi and Junichiro Ida; the Independent Non-Executive Directors of the Company are Hsu Shin-Chun, Lee Tiong-Hock and Michio Kuwahara.

* *For identification purposes only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tingyi (Cayman Islands) Holding Corp., you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

DISCLOSEABLE AND CONNECTED TRANSACTION

GRANT OF WAIVERS IN RELATION TO TRANSFER OF APPROXIMATELY 9.999% INTEREST IN TINGYI-ASAHI-ITOCHU BEVERAGES HOLDING CO. LTD.

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

CENTURION CORPORATE FINANCE LIMITED

A letter from the Board is set out on pages 4 to 9 of this circular. A letter of recommendation from the Independent Board Committee to the Independent Shareholders is set out on page 10 of this circular. A letter of advice from Centurion to the Independent Board Committee and the Independent Shareholders is set out on pages 11 to 21 of this circular.

A notice convening the EGM to be held at the Conference Room, No.15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, the People's Republic of China (the "PRC"), on Tuesday, 30 December 2008 at 3:00 p.m. is set out on page 28 of this circular. Whether or not you propose to attend the meeting, you are requested to complete the form of proxy attached to the notice of the EGM in accordance with the instructions printed thereon and return the same to the Company's share registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 48 hours before the time appointed for holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

* *For identification purposes only*

12 December 2008

CONTENTS

In this circular, unless the context requires otherwise, the expressions as stated below will have the following meanings:

"Agreement"	the share purchase agreement dated 23 November 2008 entered into between AIB (as vendor), Ting Hsin (as purchaser) and Itochu in respect of the Sale Shares;
"AIB"	AI Beverage Holding Co., Ltd. (formerly known as A-I China Breweries Co., Ltd.), a company incorporated in Japan with limited liability and, as at the Latest Practicable Date, held as to 80% by Asahi and as to 20% by Itochu, and immediately following Completion, AIB will be wholly owned by Asahi as a result of share buyback by AIB from Itochu;
"Amended and Restated Shareholders' Agreement"	the amended and restated shareholders' agreement to be entered into between Master Kong Beverages, AIB, Ting Hsin, TAI, the Company and Asahi upon Completion;
"Announcement"	the announcement of the Company dated 24 November 2008;
"Articles of Association"	the articles of association of the Company;
"Asahi"	Asahi Breweries, Ltd., a company incorporated in Japan with limited liability, the securities of which are listed on the Tokyo Stock Exchange;
"associate"	has the meaning ascribed to it under the Listing Rules;
"Board"	the board of Directors;
"Company"	Tingyi (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands, the shares of which are currently listed on the Main Board of the Stock Exchange;
"Completion"	completion of the Agreement;
"Centurion"	Centurion Corporate Finance Limited, a corporation licensed to carry on Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Waivers;
"connected person(s)"	has the same meaning ascribed to it in the Listing Rules;
"Director(s)"	the director(s) of the Company;
"EGM"	an extraordinary general meeting to be convened by the Company for the purpose of approving the Waivers;

"Existing Shareholders' Agreement"	the shareholders' agreement dated 31 March 2004 entered into between Master Kong Beverages, AIB, TAI, the Company, Asahi and Itochu with respect to the management of TAI;
"First Waiver"	the waiver of the Pre-emptive Right by Master Kong Beverages;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Independent Board Committee"	the independent board committee of the Company comprising Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Michio Kuwahara who are independent non-executive Directors established to give its advice in respect of the Waivers to the Independent Shareholders;
"Independent Shareholders"	the Shareholders other than Ting Hsin and its associates;
"Itochu"	Itochu Corporation, a company incorporated in Japan, the securities of which are listed on the Tokyo Stock Exchange;
"Latest Practicable Date"	10 December 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Master Kong Beverages"	Master Kong Beverages (BVI) Co., Ltd, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary the Company, holding approximately 50.005% of the issued share capital of TAI as at the Latest Practicable Date;
"PRC"	the People's Republic of China;
"Pre-emptive Right"	the pre-emptive right granted to Master Kong Beverages under the Existing Shareholders' Agreement, pursuant to which Master Kong Beverages is entitled to acquire or procure its wholly-owned subsidiary to acquire shares in TAI in the event that AIB proposes to transfer such shares to a third party;
"Sale Shares"	1,000 shares of US$1.00 each in the issued share capital of TAI, representing approximately 9.999% of the entire issued share capital of TAI;
"Second Waiver"	the waiver of the Tag-along Right by Master Kong Beverages;

"SFO"	the Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong);
"Shareholders"	holders of the Shares;
"Shares"	shares of US$0.005 each in the share capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"substantial shareholder"	has the meaning ascribed to it under the Listing Rules;
"Tag-along Right"	the tag-along right granted to Master Kong Beverages under the Existing Shareholders' Agreement, pursuant to which in the event that AIB proposes to transfer such shares to a third-party purchaser, AIB is obliged to ensure that the third-party purchaser offers to buy from Master Kong Beverages such number of shares in TAI equal to the number of the Sale Shares multiplied by a percentage representing the shareholding interest of Master Kong Beverages in TAI (being approximately 50.005% as at the Latest Practicable Date) on the same terms that AIB offers to the third-party purchaser;
"TAI"	Tingyi-Asahi-Itochu Beverages Holding Co. Ltd. (which will be renamed as Tingyi-Asahi-Tinghsin Beverages Holding Co. Ltd. upon Completion), a company incorporated in the Cayman Islands with limited liability and an indirect subsidiary of the Company, which was owned as to approximately 50.005% by Master Kong Beverages and approximately 49.995% by AIB as at the Latest Practicable Date;
"Ting Hsin"	Ting Hsin (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands and a substantial shareholder of the Company which was as at the Latest Practicable Date interested in approximately 36.60% shareholding interest in the Company;
"Waivers"	the First Waiver and the Second Waiver;
"HK$"	Hong Kong dollar. the lawful currency of Hong Kong;
"US$"	United States dollar. the lawful currency of the United States of America; and
"%"	per cent.

In this circular, the exchange rate of HK$7.8 to US$1.00 is used. Such exchange rate will not be construed as a representation that amount in US$ was or may have been converted into HK$ using such exchange rate or any other exchange rate or at all.

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 322)

Executive Directors:
Wei Ing-Chou *(Chairman)*
Takeshi Ida
Ryo Yoshizawa
Wei Ying-Chiao
Wu Chung-Yi
Junichiro Ida

Independent non-executive Director:
Hsu Shin-Chun
Lee Tiong-Hock
Michio Kuwahara

Registered Office:
Genesis Building, Fifth Floor
P.O. Box 448
George Town
Grand Cayman
Cayman Islands

Principal Office in Hong Kong:
Suite 5607, 56th Floor
Central Plaza
18 Harbour Road, Wanchai
Hong Kong

* *For identification purposes only*

12 December 2008

To the Shareholders

Dear Sir/Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION

GRANT OF WAIVERS IN RELATION TO TRANSFER OF APPROXIMATELY 9.999% INTEREST IN TINGYI-ASAHI-ITOCHU BEVERAGES HOLDING CO. LTD.

INTRODUCTION

Reference is made to the Announcement whereby the Board announced that on 23 November 2008, AIB (as vendor), Ting Hsin (as purchaser) and Itochu entered into the Agreement, pursuant to which AIB agreed to sell and Ting Hsin agreed to purchase the Sale Shares at a consideration of US$280,000,000 (approximately HK$2,184,000,000) conditional upon, among others, the Independent Shareholders approving the grant of the Waivers by Master Kong Beverages, a wholly-owned subsidiary of the Company.

The grant of the Waivers by Master Kong Beverages in favour of Ting Hsin constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules, and it also constitutes a connected transaction of the Company under Rule 14A.13 of the Listing Rules and is subject to the reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.48 of the Listing Rules. Ting Hsin and its associates will abstain from voting on the resolution to approve the Waivers at the EGM.

The purpose of this circular is to provide you with, amongst others, (i) further details of the Waivers, (ii) the letter from the Independent Board Committee giving its recommendation to the Independent Shareholders relating to the Waivers, (iii) the letter from Centurion containing its advice to the Independent Board Committee and the Independent Shareholders relating to the Waivers and (iv) a notice of the EGM.

TRANSFER OF SALE SHARES IN TAI

(A) Grant of Waivers

As at the Latest Practicable Date, TAI was owned as to approximately 50.005% by Master Kong Beverages, a wholly-owned subsidiary of the Company, and as to approximately 49.995% by AIB. On 23 November 2008, AIB (as vendor), Ting Hsin (as purchaser) and Itochu entered into the Agreement, pursuant to which AIB agreed to sell and Ting Hsin agreed to purchase the Sale Shares at a consideration of US$280,000,000 (approximately HK$2,184,000,000). Neither Master Kong Beverages nor the Company is a party to the Agreement.

Under the Existing Shareholders' Agreement, Master Kong Beverages is granted the Pre-emptive Right and the Tag-along Right in respect of the transfer of shares of TAI by AIB to a third party. As such, before AIB could sell the Sale Shares to Ting Hsin, it has to obtain the Waivers from Master Kong Beverages.

Completion is conditional upon, among others, the Independent Shareholders approving the grant by Master Kong Beverages of the Waivers in favour of Ting Hsin, so that AIB will be released from the Pre-emptive Right and the Tag-along Right and be able to transfer the Sale Shares to Ting Hsin pursuant to the terms and conditions of the Agreement.

(B) Execution of the Amended and Restated Shareholders' Agreement

With the proposed introduction of Ting Hsin as a shareholder in TAI upon Completion, Master Kong Beverages (as shareholder), AIB (as shareholder), Ting Hsin (as shareholder), TAI, the Company (as the guarantor of Master Kong Beverages) and Asahi (as the guarantor of AIB) will enter into the Amended and Restated Shareholders' Agreement to replace the Existing Shareholders' Agreement in order to facilitate the operation, financing and management of TAI.

The maximum number of directors in the board of directors of TAI will continue to be eight. Master Kong Beverages, AIB and Ting Hsin will have the right to nominate four, three and one director(s), respectively. Master Kong Beverages will be entitled to nominate the chairman of the board of directors and the chief executive officer of TAI. AIB will be entitled to nominate the

vice-chairman of the board of directors and the chief financial officer of TAI. Except for certain reserved board matters, the chairman of the board of directors of TAI will have a casting vote in the case of equal votes. TAI will continue to be treated as a subsidiary of the Company and its results will continue to be consolidated with the financial results of the Company upon Completion.

SHAREHOLDING STRUCTURE

The following charts show the shareholding structure of TAI before and after Completion:

(a) Before Completion


Ting Hsin
approximately 36.60%
the Company
100%
Master Kong Beverages
AIB
approximately 50.005%
approximately 49.995%
TAI

(b) After Completion


Ting Hsin
approximately 36.60%
the Company
100%
Master Kong Beverages
AIB
approximately 50.005%
approximately 39.996%
approximately 9.999%
TAI

INFORMATION ON TAI

TAI is a company incorporated in the Cayman Islands. TAI and its subsidiaries are principally engaged in the research and development, production, marketing, sale and distribution of beverages products and such other businesses in the PRC.

Based on the audited consolidated financial statements of TAI for the two years ended 31 December 2007 and the unaudited consolidated financial statements of TAI for the six months ended 30 June 2008 prepared based on HKGAAP, its consolidated net profit before taxation, minority interest and extraordinary items amounted to approximately US$127.843 million, US$168.535 million and US$156.353 million, respectively, and its consolidated net profit after taxation, minority interest and extraordinary items amounted to approximately US$128.434 million, US$171.100 million and US$123.804 million, respectively.

Based on the audited consolidated financial statements of TAI for the two years ended 31 December 2007 and the unaudited consolidated financial statements of TAI for the six months ended 30 June 2008 prepared based on HKGAAP, its consolidated net asset value amounted to approximately US$344.671 million, US$484.184 million and US$642.425 million, respectively.

INFORMATION ON THE PARTIES

Master Kong Beverages was incorporated in the British Virgin Islands with limited liability and is a wholly-owned subsidiary of the Company. It held approximately 50.005% in TAI as at the Latest Practicable Date.

AIB was incorporated in Japan with limited liability and, as at the Latest Practicable Date, was held as to 80% by Asahi and as to 20% by Itochu. It held approximately 49.995% in TAI as at the Latest Practicable Date.

Asahi is a leading Japanese manufacturer of alcoholic beverages and soft drinks. Its product portfolio ranges from tea-based beverages, such as Asahi Juroku-Cha and canned coffee Wonda, to soft drinks, such as Mitsuya Cider and Bireley's. The securities of Asahi are listed on the Tokyo Stock Exchange.

Itochu is one of the leading trading companies in Japan with offices in over 80 countries and operations that cover a broad spectrum of industries. The securities of Itochu are listed on the Tokyo Stock Exchange.

Ting Hsin is an investment holding company. It is a substantial shareholder of the Company and held an approximately 36.60% shareholding interest in the Company as at the Latest Practicable Date.

REASONS AND BENEFITS FOR THE GRANT OF WAIVERS

The Group is principally engaged in the manufacture, distribution and sale of instant noodles, beverages and bakery products.

The Directors are of the view that as Master Kong Beverages owns approximately 50.005% in TAI, TAI has already been treated as a subsidiary of the Company and its results are consolidated with the financial results of the Company. Therefore, the acquisition of a further approximately 9.999% interest in TAI at a consideration of US$280,000,000 (approximately HK$2,184,000,000) by way of the exercise of the Pre-emptive Right would not change its controlling position in TAI. Under the current financial market situation, the Company has resorted to maintain its strong cash flow and low gearing ratio position. The Company will continue to review its business and strive to maintain the leading position of its products in the PRC market with sustained and steady growth in its results. Meanwhile, if the Company were to exercise the Tag-along Right and dispose its shares in TAI, it would not be able to consolidate the results of TAI. In view of the above, the Directors consider that it would not be in the best interests of the Company and the Shareholders as a whole to exercise the Pre-emptive Right and the Tag-along Right at this point of time.

The grant of Waivers does not have any effect on the earnings, assets and liabilities of the Group.

The Directors (excluding the independent non-executive Directors) believe that the grant of the Waivers is made on an arm's length basis and on normal commercial terms, and is made in the ordinary and usual course of business of the Group and are fair and reasonable and in the interest of the Shareholders as a whole.

GENERAL

The grant of the Waivers by Master Kong Beverages in favour of Ting Hsin constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. Given Ting Hsin holds an approximately 36.60% shareholding interest in the Company and hence a connected person of the Company, the grant of the Waivers by Master Kong Beverages in favour of Ting Hsin also constitutes a connected transaction of the Company under Rule 14A.13 of the Listing Rules. As the applicable percentage ratios as defined in the Listing Rules exceed 2.5%, the grant of the Waivers by Master Kong Beverages in favour of Ting Hsin is subject to the reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.48 of the Listing Rules.

As the grant of the Waivers by Master Kong Beverages, a wholly-owned subsidiary of the Company is subject to Independent Shareholders' approval, an EGM will be convened for the Independent Shareholders to consider and, if thought fit, approve the Waivers. Votes for the resolutions at the EGM shall be taken by way of poll. The poll results will be published after the EGM.

As at the Latest Practicable Date, Ting Hsin was interested in 2,044,827,866 Shares, representing approximately 36.60% of the issued share capital of the Company. Given that Ting Hsin has an interest in the Agreement and the Waivers that is different from that of the Independent Shareholders, Ting Hsin and its associates will abstain from voting on the resolution to approve the Waivers at the EGM. To the best knowledge and belief of the Directors having made all reasonable enquiries, no other Shareholders have any interest in the Waivers which are required to abstain from voting at the EGM.

The Independent Board Committee, comprising all the independent non-executive Directors (being Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Michio Kuwahara) has been established to advise the Independent Shareholders regarding the Waivers. Centurion was appointed as the independent financial adviser for the purpose of advising the Independent Board Committee and the Independent Shareholders regarding the Waivers.

EGM

A notice convening the EGM is set out on page 28 of this circular. A form of proxy for the EGM is enclosed with this circular. Whether or not you intend to be present at the EGM, you are requested to complete the form of proxy and return it to the Company's branch share registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the EGM. The completion and delivery of a form of proxy will not preclude you from attending and voting at the meeting in person.

RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee set out on page 10 of this circular which contains its recommendation to the Independent Shareholders on the Waivers. Your attention is also drawn to the letter of advice received from Centurion which contains, amongst other matters, its advice to the Independent Board Committee and the Independent Shareholders in relation to the Waivers and the principal factors and reasons considered by it in concluding its advice. The letter from Centurion is set out on pages 11 to 21 of this circular. The Directors (excluding the independent non-executive Directors) are of the opinion that the grant of the Waivers by Master Kong Beverages is fair and reasonable and is in the interests of the Company and the Shareholders as a whole. The Independent Board Committee (comprising all the independent non-executive Directors), having taken into account the advice of Centurion, is also of the opinion that the grant of the Waivers by Master Kong Beverages is fair and reasonable and is in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the Independent Shareholders to vote in favour of the relevant resolution(s) to be proposed at the EGM to approve the Waivers.

Your attention is also drawn to the general information set out in the appendix of this circular.

Yours faithfully,
For and on behalf of
Tingyi (Cayman Islands) Holding Corp.
Wei Ing-Chou
Chairman

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 322)

Principal Office in Hong Kong:
Suite 5607, 56th Floor
Central Plaza
18 Harbour Road, Wanchai
Hong Kong

12 December 2008

To the Independent Shareholders

Dear Sir/Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION

GRANT OF WAIVERS IN RELATION TO TRANSFER OF APPROXIMATELY 9.999% INTEREST IN TINGYI-ASAHI-ITOCHU BEVERAGES HOLDING CO. LTD.

We refer to the circular of the Company to the Shareholders dated 12 December 2008 (the "**Circular**"), in which this letter forms a part. Unless the context requires otherwise, capitalized terms used in this letter will have the same meanings given to them in the section headed "Definitions" of the Circular.

We have been authorised by the Board to form the Independent Board Committee to advise the Independent Shareholders on whether the terms of the Waivers are on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

We wish to draw your attention to the letter of advice from Centurion as set out on pages 11 to 21 of the Circular and the letter from the Board as set out on pages 4 to 9 of the Circular.

Having considered, among other matters, the factors and reasons considered by, and the opinion of Centurion as stated in its letter of advice, we consider that the grant of the Waivers by Master Kong Beverages is fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. We therefore recommend that the Independent Shareholders to vote in favour of the resolution(s) to be proposed at the EGM to approve the grant of Waivers by Master Kong Beverages.

Yours faithfully,
For and on behalf of the
Independent Board Committee

Mr. Hsu Shin-Chun	**Mr. Lee Tiong-Hock**	**Mr. Michio Kuwahara**
Independent non-executive Director	*Independent non-executive Director*	*Independent non-executive Director*

* *For identification purposes only*

The following is the text of the letter of advice to the Independent Board Committee and the Independent Shareholders from Centurion dated 12 December 2008 for incorporation in this circular:

CENTURION CORPORATE FINANCE LIMITED
盛百利財務顧問有限公司

7th Floor, Duke Wellington House
14 -24 Wellington Street
Central, Hong Kong

香港中環
威靈頓街14 - 24號
威靈頓公爵大廈7樓

Telephone : (852) 2525 2128
(852) 2525 6026
Fcsimile : (852) 2537 7622

12 December 2008

To the Independent Board Committee and
the Independent Shareholders of Tingyi (Cayman Islands) Holding Corp.

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTION

GRANT OF WAIVERS IN RELATION TO TRANSFER OF APPROXIMATELY 9.999% INTERESTS IN TINGYI-ASAHI-ITOCHU BEVERAGES HOLDING CO. LTD.

INTRODUCTION

We have been engaged to advise the Independent Board Committee and the Independent Shareholders with respect to the granting of the Waivers by Master Kong Beverages in favour of Ting Hsin, details of which are outlined in the "Letter From The Board" set out from pages 4 to 9 of the circular dated 12 December 2008 to the Shareholders ("Circular") of which this letter forms a part. We have been appointed to give an opinion as to whether the granting of the Waivers and the transaction contemplated thereunder are on normal commercial terms, and are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Capitalised terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

The Company announced on 24 November 2008 the entering into of the Agreement between AIB (as vendor), Ting Hsin (as purchaser) and Itochu, pursuant to which, AIB agreed to sell and Ting Hsin agreed to purchase the Sale Shares at a consideration of US$280,000,000 (approximately HK$2,184,000,000) conditional upon, among others, the Independent Shareholders approving the grant of the Waivers by Master Kong Beverages, a wholly-owned subsidiary of the Company.

The grant of the Waivers by Master Kong Beverages in favour of Ting Hsin constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. Given Ting Hsin holds an approximately 36.60% shareholding interest in the Company and hence a connected person of the Company, the grant of the Waivers by Master Kong Beverages in favour of Ting Hsin also constitutes a connected transaction of the Company under Rule 14A.13 of the Listing Rules.

As the applicable percentage ratios as defined in the Listing Rules exceed 2.5%, the grant of the Waivers by Master Kong Beverages in favour of Ting Hsin is subject to the reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.48 of the Listing Rules.

The grant of the Waivers by Master Kong Beverages is thus subject to the Independent Shareholders' approval at the EGM. Votes for the resolutions at the EGM shall be taken by way of poll. The poll results will be published after the EGM.

For the reasons set out in the "Letter From The Board", (i) Ting Hsin, which was interested in 2,044,827,866 Shares and representing approximately 36.60% of the issued share capital of the Company, and its associates will abstain from voting on the resolution to approve the Waivers at the EGM; and (ii) no other Shareholders are required to abstain from voting at the EGM.

The Independent Board Committee has been formed to advise the Independent Shareholders in relation to the grant of the Waivers.

BASIS OF OUR OPINION

In formulating our opinion and recommendation, we have relied on the accuracy of the information, opinions and representation contained in the Circular and other documents (including but not limited to the Agreement and the Existing Shareholders' Agreement), which have been provided to us by the executive Directors and for which they take full responsibility. We have also assumed that all statements, information, opinions and representations made or referred to in the Circular were true at the time they were made and continued to be true at the date of this Circular. We have also assumed that all statements of belief, opinions and intention made by the Directors in the Circular are reasonably made after due and careful enquiry.

In respect of the financial information of each of the Group and TAI, we have relied principally on their respective audited and/or unaudited financial statements, all prepared or provided by the Company and for which the Directors take full responsibility. We have also sought and obtained confirmation from the Company that no material facts have been omitted from the information provided and/or referred to in the Circular.

We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We consider that we have reviewed sufficient financial information to enable us to reach an informed view and to justify reliance on the accuracy of the financial information of the Group as contained in the Circular. We have not, however, conducted any form of independent or in-depth investigation into the businesses and affairs (including the "package deal" to be undertaken by Itochu in connection with the Agreement as highlighted below) of the prospects of the Group, AIB, Asahi, Itochu, TAI and Ting Hsin, or any of their respective shareholders, subsidiaries or associates, nor have we independently verified any of the information supplied to us.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation, we have taken into consideration the following principal factors and reasons:

1. BACKGROUND

1.1 Information of the Group

The Company, headquartered in Tianjin, the PRC, and its subsidiaries specialize in the production and distribution of instant noodles, beverages and baked goods in the PRC. These three main product segments have established leading market shares in certain segments of the food industry in the PRC. The Group is best known in the PRC for its "Master Kong" brand name which appears on the packaging of most of its products and the Company believes such band name is one of the most recognized consumer brand names in the PRC. As set out in the Company's 2007 annual report, the Group distributed its products throughout the PRC through its extensive sales network consisting of 535 sales offices and 82 warehouses serving 5,999 wholesalers and 68,717 direct retailers as at 31 December 2007.

As set out in the Company's Third Quarterly Report 2008, for the nine months ended 30 September 2008 and 2007 respectively, the Group's unaudited segmented turnover and results of its operations as extracted from its Third Quarterly Report 2008 are as follows:

Table A : Group's revenue and segment results

	Revenue		Segment results	
	2008 January to September (Unaudited)	2007 January to September (Unaudited)	2008 January to September (Unaudited)	2007 January to September (Unaudited)
	(US$'000)			
Instant noodles	1,524,211	1,065,395	135,299	80,246
Beverages	1,646,614	1,278,249	237,959	194,143
Bakery	113,416	81,112	6,309	3,798
Others	86,423	72,925	15,337	14,987
Total	3,370,664	2,497,681	394,904	293,174

Beverage business, which accounted for approximately 49% and 60% of the Group's turnover and segment results respectively of its operations for the nine months ended 30 September 2008, is thus one of the principal businesses of the Group. Such beverage business of the Group is grouped under TAI and its subsidiaries, which are engaged in the research, development, manufacture, distribution and sale of beverages under the brand names of Master Kong and Fresh Daily C in the PRC.

1.2 Background information of TAI

As set out in the Company's circular and announcement dated 26 January 2004 and 21 April 2004 respectively, a sale and purchase agreement was entered into on 27 December 2003 by each of the Company, AIB and Asahi with respect to the co-operation with Asahi and Itochu by the transfer of a 49.995% interest in TAI to AIB for an adjusted net consideration of approximately US$359.9 million (equivalent to HK$2,807.1 million). Such consideration was based on the difference between (i) the then valuation of 100% of TAI at US$950 million (equivalent to HK$7,410 million) arrived at after arm's length negotiation with reference to the prospect of TAI and the then prevailing market conditions of the beverage industry in the PRC; and (ii) as at 30 September 2003, the US$180.5 million (equivalent to HK$1,407.9 million) aggregate unaudited pro-forma consolidated net debts of the 13 subsidiaries of the Company, whose entire equity interests were transferred to TAI for such exercise. As a result, the implied valuation of TAI on a 100% equity value basis was US$769.5 million (equivalent to HK$6,002.1 million), after adjusting such unaudited pro-forma consolidated net debts. As a result, a cash consideration of US$359.9 million (equivalent to HK$2,807.1 million) for a 49.995% interest in TAI was paid to the Company at completion of the said sale and purchase agreement on 21 April 2004.

The abovementioned arrangement in 2004 was considered by the then Board as an excellent opportunity for the Company to partner with two premier Asian leaders, namely Asahi and Itochu. The Company was said to be able to leverage on the said partners' respective expertise and strengths to significantly enhance its competitiveness in product development, manufacturing, raw material procurement and overall business management. Asahi is a leading Japanese manufacturer of alcoholic beverages and soft drinks. Its product portfolio ranges from tea-based beverages, such as Asahi Juroku-Cha and canned coffee Wonda, to soft drinks, such as Mitsuya Cider and Bireley's. The securities of Asahi are listed on the Tokyo Stock Exchange. Itochu is one of the leading trading companies in Japan with offices in over 80 countries and operations that cover a broad spectrum of industries. The securities of Itochu are also listed on the Tokyo Stock Exchange.

The Existing Shareholders' Agreement was entered into on 31 March 2004 and pursuant to which, it stipulates, among other things, the Pre-emptive Right and the Tag-along Right.

1.3 Financial highlights of TAI

As set out in the "Letter From The Board", based on the audited consolidated financial statements of TAI for the years ended 31 December 2006 and 31 December 2007 respectively and the unaudited consolidated financial statements of TAI for the six months ended 30 June 2008 prepared based on HKGAAP, its consolidated net profit before taxation, minority interest and extraordinary items amounted to approximately US$127.843 million, US$168.535 million and US$156.353 million, respectively, and its consolidated net profit after taxation, minority interest and extraordinary items amounted to approximately US$128.434 million, US$171.100 million and US$123.804 million, respectively.

Based on the audited consolidated financial statements of TAI for the years ended 31 December 2006 and 31 December 2007 respectively and the unaudited consolidated financial statements of TAI for the six months ended 30 June 2008 prepared based on HKGAAP, its consolidated net asset value as at 31 December 2006, 31 December 2007 and 30 June 2008 amounted to approximately US$344.671 million, US$484.184 million and US$642.425 million, respectively.

The following table summarises the historical price-earnings and price-to-book multiples, based on the financial highlights disclosed above:

Table B : Historical price-earnings multiples and price-to-book multiples of TAI

For the year ended	**31 December 2007**	**31 December 2006**
Consolidated net profit after taxation	US$171.1 million	US$128.4 million
Value on 100% of TAI based on US$280 million consideration for a 9.999% interest in TAI	US$2,800.28 million	US$2,800.28 million
Historical P/E multiples	16.37 times	21.81 times
As at	**30 June 2008**	**31 December 2007**
Consolidated net asset value	US$642.425 million	US$484.184 million
Historical price-to-book multiples	4.36 times	5.78 times

It should also be noted that based on the audited consolidated financial statements of TAI for the year ended 31 December 2007, TAI's EBITDA (earnings before interest, tax, depreciation and amortization) amounted to US$275.90 million. Accordingly, the valuation of 100% of TAI as set out in Table B represents approximately 10.15 times of such EBITDA.

2. TRANSFER OF SALE SHARES IN TAI

2.1 The Agreement and the grant of Waivers

As set out in the "Letter From The Board", on 23 November 2008, AIB (as vendor), Ting Hsin (as purchaser) and Itochu entered into the Agreement, pursuant to which AIB agreed to sell and Ting Hsin agreed to purchase the Sale Shares at a consideration of US$280,000,000 (approximately HK$2,184,000,000). Neither Master Kong Beverages nor the Company is a party to the Agreement.

Under the Existing Shareholders' Agreement, Master Kong Beverages is granted the Pre-emptive Right and the Tag-along Right in respect of the transfer of shares of TAI by AIB to a third party. As such, before AIB could sell the Sale Shares to Ting Hsin, it has to obtain the Waivers from Master Kong Beverages.

Completion is conditional upon, among others, the Independent Shareholders approving the grant by Master Kong Beverages of the Waivers in favour of Ting Hsin, so that AIB will be released from the Pre-emptive Right and the Tag-along Right and be able to transfer the Sale Shares to Ting Hsin pursuant to the terms and conditions of the Agreement.

It should also be noted that according to a research report published by an U.S. investment bank recently, the Agreement and the transactions contemplated thereunder appear to be part of a larger transaction and under which, Itochu, while exiting from AIB immediately following Completion, will also acquire an equity stake of 20% in Ting Hsin for a reportedly US$710 million consideration, with completion of this larger transaction by May 2009. As neither Master Kong Beverages nor the Company is a party to this transaction, we are not privy to any of its terms and conditions.

As set out in the "Letter From The Board", the Directors (excluding the independent non-executive Directors) believe that the grant of the Waivers is made on an arm's length basis and on normal commercial terms, and is made in the ordinary and usual course of business of the Group and is fair and reasonable and in the interest of the Company and the Shareholders as a whole. For the bases and reasons set out herein, we concur with such view.

2.2 Shareholding structure chart

The following charts show the shareholding structure of TAI before and after Completion:

(a) **Before Completion**


Ting Hsin
approximately 36.60%
the Company
100%
Master Kong Beverages
AIB
approximately 50.005%
approximately 49.995%
TAI

(b) **After Completion**


Ting Hsin
approximately 36.60%
the Company
100%
Master Kong Beverages
AIB
approximately 50.005%
approximately 39.996%
approximately 9.999%
TAI

2.3 Execution of the Amended and Restated Shareholders' Agreement

With the proposed introduction of Ting Hsin as a shareholder in TAI upon Completion, Master Kong Beverages (as shareholder), AIB (as shareholder), Ting Hsin (as shareholder), TAI, the Company (as the guarantor of Master Kong Beverages) and Asahi (as the guarantor of AIB) will enter into the Amended and Restated Shareholders' Agreement to replace the Existing Shareholders' Agreement in order to facilitate the operation, financing and management of TAI.

The maximum number of directors in the board of directors of TAI will continue to be eight. Master Kong Beverages, AIB and Ting Hsin will have the right to nominate four, three and one director(s), respectively. Master Kong Beverages will be entitled to nominate the chairman of the board of directors and the chief executive officer of TAI. AIB will be entitled to nominate the vice-chairman of the board of directors and the chief financial officer of TAI. Except for certain reserved board matters, the chairman of the board of directors of TAI will have a casting vote in the case of equal votes. TAI will continue to be treated as a subsidiary of the Company and its results will continue to be consolidated into the consolidated financial results of the Group upon Completion.

3. CONSIDERATION

As TAI and its subsidiaries are engaged in the research, development, manufacture, distribution and sale of beverages under its own brand names Master Kong and Fresh Daily C in the PRC and in order to better access the pricing of the Sale Sales as represented by the US$280 million consideration, we have identify the following comparable issuers whose shares are listed on the Stock Exchange and whose businesses are in, or related to, the food and/or beverage business:

Table C : Price-earnings and price-to-book multiples of market comparables

Company Name	Stock Code	Market Cap.	Year end (audited) E.P.S. (Diluted)	Latest interim (unaudited) N.A.V.	Principal business activities	As at 21 November 2008 Closing Price	Historical price-earnings multiple *(times)*	Historical price-to-book multiple *(times)*
Tingyi (Cayman Islands) Holding Corp.	322	HK$51,416 million	US$0.0349	US$0.19	Manufacture, distribution and sale of instant noodles, bakery products and beverages in the PRC.	HK$9.2	33.80	6.21
Market Comparables								
China Agri-Industries Holdings Limited	606	HK$8,518 million	HK$0.322	HK$3.52	Oilseed processing; production and sale of brewing materials; trading and processing of rice; wheat processing and production and sale of biofuel and biochemical products.	HK$2.37	7.36	0.67

Company Name	Stock Code	Market Cap.	Year end (audited) E.P.S. (Diluted)	Latest interim (unaudited) N.A.V.	Principal business activities	As at 21 November 2008 Closing Price	Historical price-earnings multiple *(times)*	Historical price-to-book multiple *(times)*
China Foods Limited	506	HK$6,420 million	HK$0.2134	HK$1.75	Production, sale and trading of grape wine and relevant beverage products; production and distribution of chocolate; processing and distribution of sparkling beverages and relevant beverages; distribution of retail package cooking oil.	HK$2.30	10.78	1.31
China Huiyuan Juice Group Limited	1886	HK$13,751 million	RMB0.359	RMB3.31	Produce fruit juices, vegetable juices, mixed fruit and vegetable juices and other beverages.	HK$9.50	23.31	2.53
China Mengniu Dairy Co. Limited	2319	HK$8,929 million	RMB0.664	RMB3.87	Manufacture of liquid milk, ice cream and other dairy products.	HK$6.26	8.31	1.43
China Resources Enterprise, Limited	291	HK$26,793 million	HK$0.99	HK$10.36	Retail, beverage, food processing and distribution, textile and property investment businesses.	HK$11.22	11.33	1.08
China Yurun Food Group Limited	1068	HK$13,622 million	HK$0.582	HK$3.24	Offer a wide range of raw pork and processed meat products.	HK$8.90	15.29	2.75
Dynasty Fine Wines Group Limited	828	HK$1,233 million	HK$0.101	HK$1.41	Production and sale of grape wine products in the PRC.	HK$0.99	9.80	0.70
Kingway Brewery Holdings Limited	124	HK$1,127 million	HK$(0.015)	HK$1.77	Production, distribution and sale of beer.	HK$0.66	N.A.	0.37
Tsingtao Brewery Co. Limited	168	HK$11,463 million ("H" shares)	RMB0.41	RMB4.43	Production and sale of beer.	HK$17.50	37.60	3.48
Uni-President China Holdings Limited	220	HK$6,046 million	RMB0.1404	RMB1.60	Manufacture and sale of beverages and instant noodles in the PRC.	HK$1.680	10.54	0.92
Vitasoy International Holdings Limited	345	HK$2,832 million	HK$0.208	HK$1.20	Manufacture and distribution of food and beverages.	HK$2.80	13.46	2.34
Want Want China Holdings Limited	151	HK$42,031 million	US$0.0157	US$0.07	Manufacture of food and beverage in the PRC.	HK$3.18	25.97	5.82
					Weighted average (based on market cap.)		18.89	3.05

(Note:

Exchange rate assumptions for illustration purpose:

HK$1 = RMB0.881

US$1 = HK$7.8)

Based on the findings set out in Table C above, the weighted average (based on market capitalisation) historical price-earnings and price-to-book multiples of market comparables are 18.89 times and 3.05 times respectively. As contained in Table B above, based on its audited consolidated net profit after taxation for the year ended 31 December 2007, the historical price-earnings multiples of TAI as represented by the US$280 million consideration is 16.37 times. Based on its unaudited consolidated net asset value as at 30 June 2008, the historical price-to-book multiples of TAI as represented by the said consideration is 4.36 times.

In view of the above, we come to the conclusion that on a price-earnings multiple basis alone, the pricing of the Sale Shares is actually quite close to market price and the price gap between the 18.89 times of the market comparables and 16.37 time of TAI could be rationalised by the "private equity" nature of the Sale Shares. On a price-to-book basis, our findings are less conclusive as the 4.36 times multiple commanded by the consideration of the Sale Shares exceeds that commanded by the weighted average multiple of the market comparables mentioned in Table C above. This implies the valuation of TAI under the US$280 million consideration is possibly more expensive than market comparables, if price-to-book multiple is considered alone.

Insofar as the Company is concerned, its historical price-earnings and price-to-book multiples are 33.8 times and 6.55 times respectively as set out in Table C above. We take the view that such particularly high market valuation of the Company, when viewed against the weighted average price-earnings multiple of the industry comparables mentioned in the same table above, means that the Company could have considered the acquisition of the Sale Shares, based on the price-earnings multiple factor alone.

That said, as set out in the "Letter From The Board", the Directors consider that it would not be in the best interests of the Company and the Shareholders as a whole to exercise the Pre-emptive Right and the Tag-along Right, on the following grounds:

- As Master Kong Beverages owns approximately 50.005% in TAI, TAI has already been treated as a subsidiary of the Company and its results are consolidated with the financial results of the Company. Therefore, the acquisition of a further approximately 9.999% interest in TAI at a consideration of US$280,000,000 (approximately HK$2,184,000,000) by way of the exercise of the Pre-emptive Right would not change its controlling position in TAI.

- Under the current financial market situation, the Company has resorted to maintain its strong cash flow and low gearing ratio position.

- Meanwhile, if the Company were to procure Master Kong Beverages to exercise the Tag-along Right and dispose its shares in TAI, it would not be able to consolidate the results of TAI.

Dealing with each of the above in turn in the section below.

4. POSSIBLE FINANCIAL EFFECTS

4.1 Turnover and earnings

It is true that currently, Master Kong Beverages owns approximately 50.005% in TAI, which has already been treated as a subsidiary of the Company and its results are consolidated into the consolidated financial results of the Group and the acquisition of a further 9.999% interest in TAI by way of the exercise of the Pre-emptive Right would not change the Company's controlling position in TAI. It should be noted that the Company does consolidate 100% of the turnover of TAI into its audited consolidated income statements but only 50.005% of its net profit is accounted for after such consolidation, the remaining approximately 49.995% is attributable to minority interests. Thus strictly from a price-earnings multiple perspective, it would also make commercial sense to have the additional 9.999% net profit of TAI consolidated, in light of the analysis set out in the preceding section.

That said, it should also be noted that as explained below, the Group would need to arrange outside financing, if it were to acquire the 9.999% interest in TAI. The additional debt servicing and gearing ratio could have an adverse impact on the Group's earnings and the Company's share price performance. These adverse effects can not be quantified on a hypothetical basis.

4.2 Cashflow

As advised by the Company, if it were to procure Master Kong Beverages to acquire the additional 9.999% interest in TAI, the amount of the US$280 million cash consideration payable by it would need to be funded by new outside financing, as the cashflow of the Group would not be sufficient for such acquisition amount.

As disclosed in the Company's Third Quarter Report dated 24 November 2008, as at 30 September 2008, the Group's unaudited cash balances and pledged cash deposits amounted to US$493.38 million. Against such cash position, the Group needs to fund its considerable capital expenditures for the forthcoming year and to illustrate the size of such funding needs, the Group's capital expenditures for the three years ending/ended 31 December 2008, 2007, 2006 are/were approximately US$419 million, US$343 million and US$210 million respectively.

4.3 Gearing ratio

As set out in the Company's Third Quarterly Report 2008, the Group's debt ratio, calculated as total liabilities to total assets, was 51.22%. If the Company were to procure Master Kong Beverages to acquire the additional 9.999% interest in TAI and assuming the amount of the US$280 million cash consideration payable under such acquisition would be financed by new debts as advised by the Company, the Group's debt ratio would increase to 55.2%.

Save as set out above, the Company confirms that the grant of the Waivers does not have any other effects on the assets and liabilities of the Group.

Although strictly from a price-earnings multiple perspective alone, it would be commercial to have the additional 9.999% net profit of TAI consolidated, had the Waivers not been granted by Master Kong Beverages. However, it should be noted that acquisition decisions are not solely driven by pricing alone. In view of the aforesaid financial effects on cashflow and gearing ratio, the ongoing global credit crisis and equity market turmoil, the difficulty of arranging bank financing in general, we find the aforesaid reasons cited by the Directors for the non exercise of the Pre-emptive Right compelling.

Finally, if the Company were to procure Master Kong Beverages to exercise the Tag-along Right and dispose its shares in TAI, it would not be able to consolidate the results of TAI as TAI would cease to become a subsidiary of the Company. We concur with the Directors that this would not be in the interest of the Company as its share price currently commands a higher premium, in terms of price-earnings and price-to-book multiples, to those of TAI, as detailed in Table B above.

RECOMMENDATION

Having considered the principal factors and reasons set out above, we consider that the grant of the Waivers is made on an arm's length basis and on normal commercial terms, and is made in the ordinary and usual course of business of the Group and the non action as contemplated under the non exercise of each of the Pre-emptive Right and the Tag-along Right is fair and reasonable and in the interests of the Company and the Shareholders as a whole. We therefore advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the relevant resolution(s) to be proposed at the EGM to approve the granting of the Waivers by Master Kong Beverages.

Yours faithfully,
for and on behalf of
Centurion Corporate Finance Limited
Baldwin LEE
Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, none of the Directors or chief executive of the Company, save as disclosed below, had or was deemed to have any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are deemed or taken to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange:

Long position in the Shares and the underlying Shares

Name of Directors	Number of Shares: Personal interests	Number of Shares: Corporate interests (see note 1)	Number of underlying Shares held under options (see note 2)
Wei Ing-Chou	13,242,000	2,044,827,866	2,000,000
Wei Ying-Chiao	—	2,044,827,866	—

Notes:

1. These 2,044,827,866 Shares are held by and registered under the name of Ting Hsin. Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited ("*Ho Te*"), *as to approximately 37.52% by Rich Cheer Holdings Limited ("**Rich Cheer**") and as to the remaining 7.38% by unrelated third parties. Ho Te is owned as to 51% (in the form of ordinary shares) by Profit Surplus Holdings Limited ("**Profit Surplus**") and as to 49% (in the form of non-voting preference shares) by Wei Ing-Chou, Wei Ying-Chiao, Wei Yin-Chun and Wei Yin-Heng, respectively in equal proportions. Rich Cheer is owned as to 51% (in the form of ordinary shares) by Profit Surplus and as to 49% (in the form of non-voting preference shares) by Wei Chang Lu-Yun (the spouse of Wei Ing Chou), Lin Li-Mien (the spouse of Wei Ying Chiao), Wei Hsu Hsiu-Mien (the spouse of Wei Yin-Chun) and Wei Tu Miao (the spouse of Wei Yin-Heng), respectively in equal proportions. Profit Surplus is the trustee of a unit trust, which is in turn held by four discretionary trusts in equal proportions. HSBC International Trustee Limited is the trustee of each of the above four discretionary trusts, the settlors and discretionary objects of the above four discretionary trusts are as follows:*

   - *Wei Chang Lu-Yun is the settlor of one of the above discretionary trusts with Wei Chang Lu-Yun and Wei Ing Chou as discretionary objects;*
   - *Lin Li-Mien is the settlor of one of the above discretionary trusts with Lin Li-Mien and Wei Ying Chiao as discretionary objects;*
   - *Wei Hsu Hsiu-Mien is the settlor of one of the above discretionary trusts with Wei Hsu Hsiu-Mien and Wei Yin-Chun as discretionary objects; and*
   - *Wei Tu Miao is the settlor of one of the above discretionary trusts with Wei Tu Miao and Wei Yin-Heng as discretionary objects.*

2. Wei Ing Chou holds 2,000,000 share options (which are exercisable for the period from 21 March 2013 to 20 March 2018 at an exercise price of HK$9.28 per Share) under the share option scheme of the Company passed by an extraordinary general meeting of the Company held on 20 March 2008.

3. SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, as at the Latest Practicable Date, according to the register of interests kept by the Company under section 336 of the SFO and so far as is known to the Directors, the following are details of the persons (other than a Director or chief executive of the Company) had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group or had any option in respect of such capital:

Long position in the Shares and the underlying Shares

Name of Shareholders	Capacity	Number of Shares held	% of the issued share capital
Ting Hsin *(see note 1)*	Beneficial owner	2,044,827,866	36.60
Ho Te Investments Limited *(see note 1)*	Interest of controlled company	2,044,827,866	36.60
Rich Cheer Holdings Limited *(see note 1)*	Interest of controlled company	2,044,827,866	36.60
Profit Surplus Holdings Limited *(see note 1)*	Trustee of a unit trust	2,044,827,866	36.60
HSBC International Trustee Limited *(see note 1)*	Trustee of discretionary trusts	2,044,827,866	36.60
Wei Yin-Chun *(see note 1)*	Beneficiary of a discretionary trust	2,044,827,866	36.60
Wei Yin-Heng *(see note 1)*	Beneficiary of a discretionary trust	2,044,827,866	36.60
Wei Chang Lu-Yun *(see notes 1 & 2)*	Settlor and beneficiary of a discretionary trust	2,060,069,866	36.87
Lin Li-Mien *(see note 1)*	Settlor and beneficiary of a discretionary trust	2,044,827,866	36.60
Wei Hsu Hsiu-Mien *(see note 1)*	Settlor and beneficiary of a discretionary trust	2,044,827,866	36.60
Wei Tu Miao *(see note 1)*	Settlor and beneficiary of a discretionary trust	2,044,827,866	36.60
Sanyo Foods Co., Ltd.	Beneficial owner	1,854,827,866	33.20

Notes:

1 These 2,044,827,866 Shares are held by and registered under the name of Ting Hsin. Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited ("*Ho Te*"), *as to approximately 37.52% by Rich Cheer Holdings Limited ("Rich Cheer") and as to the remaining 7.38% by unrelated third parties. Ho Te is owned as to 51% (in the form of ordinary shares) by Profit Surplus Holdings Limited ("Profit Surplus") and as to 49% (in the form of non-voting preference shares) by Wei Ing-Chou, Wei Ying-Chiao, Wei Yin-Chun and Wei Yin-Heng, respectively in equal proportions. Rich Cheer is owned as to 51% (in the form of ordinary shares) by Profit Surplus and as to 49% (in the form of non-voting preference shares) by Wei Chang Lu-Yun (the spouse of Wei Ing Chou), Lin Li-Mien (the spouse of Wei Ying Chiao), Wei Hsu Hsiu-Mien (the spouse of Wei Yin-Chun) and Wei Tu Miao (the spouse of Wei Yin-Heng), respectively in equal proportions. Profit Surplus is the trustee of a unit trust, which is in turn held by four discretionary trusts in equal proportions. HSBC International Trustee Limited is the trustee of each of the above four discretionary trusts, the settlors and discretionary objects of the above four discretionary trusts are as follows:*

— *Wei Chang Lu-Yun is the settlor of one of the above discretionary trusts with Wei Chang Lu-Yun and Wei Ing Chou as discretionary objects;*

— *Lin Li-Mien is the settlor of one of the above discretionary trusts with Lin Li-Mien and Wei Ying Chiao as discretionary objects;*

— *Wei Hsu Hsiu-Mien is the settlor of one of the above discretionary trusts with Wei Hsu Hsiu-Mien and Wei Yin-Chun as discretionary objects; and*

— *Wei Tu Miao is the settlor of one of the above discretionary trusts with Wei Tu Miao and Wei Yin-Heng as discretionary objects.*

2 *Wei Ing Chou is also personally interested in 13,242,000 Shares and holds 2,000,000 share options (which are exercisable for the period from 21 March 2013 to 20 March 2018 at an exercise price of HK$9.28 per Share) under the share option scheme of the Company passed by an extraordinary general meeting of the Company held on 20 March 2008. Wei Chang Lu-Yun, being the spouse of Wei Ing Chou, is also deemed to be interested in the Shares and the underlying Shares held by Wei Ing-Chou.*

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any service contract with the Company or any of its subsidiaries which is not expiring or determinable by the Group within one year without payment of compensation, other than statutory compensation.

5. LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or arbitration proceedings of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened against any member of the Group.

6. COMPETING INTEREST

As at the Latest Practicable Date, in so far as the Directors are aware, none of the Directors or their respective associates had any interest in a business which competes or likely to compete with the business of the Group.

7. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position or contingent liabilities of the Group since 31 December 2007, being the date to which the latest published audited financial statements of the Company were made up.

8. PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 47 of the Articles of Association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. A poll may be demanded by:

(i) the chairman of the meeting; or

(ii) at least three members present in person or by proxy or authorised representative for the time being entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy or authorised representative and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares in the Company conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Pursuant to Article 53 of the Articles of Association of the Company, at any general meeting on a show of hands every member who is present in person or by proxy (or, in the case of a member being a corporation by its duly authorised representative) shall have one vote, and on a poll every member present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy shall have one vote for each share of which he is the holder and which is fully paid up or credited as fully paid up and shall have for every party paid share of which he is the holder the fraction of one vote equal to the proportion which the nominal amount due and paid up or credited as paid up thereon bears to the nominal value of the share (but so that no amount paid up or credited as paid up on a share in advance of calls or installments shall be treated as paid up on the share). On a poll a member entitled to more than one vote is under no obligation to cast all his votes in the same way.

In accordance with Rule 13.39(4) of the Listing Rules, the Company will procure the chairman of the meeting to demand a poll for approving the grant of Waivers as set out in this circular.

9. EXPERT AND CONSENT

The following are the qualifications of the expert whose opinions or advice are contained in this circular:

Name	Qualification
Centurion	a corporation licensed to carry on Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

As at the Latest Practicable Date, Centurion had given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter dated the date hereof and reference to its name in the form and context in which they appear.

As at the Latest Practicable Date, Centurion was not interested in any shareholding in any member of the Group or the right or option (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, and it hand no direct or indirect interest in any assets which have been or proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2007, being the date to which the latest published audited accounts of the Company were made up.

10. INTERESTS IN ASSETS

As at the Latest Practicable Date, save as disclosed in the announcement of the Company dated 7 November 2008 (the "**November 7 Announcement**"), under which the Company disposed the entire equity interest in Hangzhou Wei Chuan Foods Co., Ltd. (杭州味全食品有限公司) to Wei-Chuan (BVI) Co., Ltd., which is a wholly-owned subsidiary of Wei Chuan Foods Corporation (the majority of its board of directors of which is controlled by Ting Hsin), none of the Directors had any direct or indirect interest in any asset which had been, since 31 December 2007, being the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

11. DIRECTORS' INTERESTS IN CONTRACTS

Save as disclosed herein and in the November 7 Announcement, there was no contract of significance in relation to the Group's business to which the Company, its subsidiaries, its fellow subsidiaries or its holding company was a party and in which a Director had a material interest, whether directly or indirectly, subsisting as at the Latest Practicable Date.

12. MISCELLANEOUS

(a) The company secretary of the Company is Ip Pui-Sum, who is a fellow member of the Association of Chartered Certified Accountants (United Kingdom) and an associate of the Hong Kong Institute of Certified Public Accountants, the Society of Chinese Accountants & Auditors, the Chartered Institute of Management Accountants, the Institute of Chartered Secretaries and Administrators and the ordinary member of Hong Kong Institute of Chartered Secretaries.

(b) The qualified accountant of the Company is Mr. Ma Wing-Yiu, who is a certified public accountant in the PRC chartered with the Chinese Institute of Certified Public Accountants (CICPA).

(c) The principal share registrar and transfer office of the Company is Genesis Trust & Corporate Services Ltd. whose address is 2nd Floor, Compass Centre, P.O. Box 448, George Town, Grand Cayman KY1-1106, Cayman Islands.

(d) The branch share registrar and transfer office of the Company in Hong Kong is Hong Kong Registrars Limited whose address is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(e) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

13. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Suite 5607, 56th Floor, Central Plaza 18 Harbour Road, Wanchai, Hong Kong, up to and including 30 December 2008:

(a) the memorandum of association and the bye-laws of the Company;

(b) the "Letter from the Independent Board Committee" as set out in this circular;

(c) the "Letter from Centurion" as set out in this circular;

(d) the written consent from Centurion as referred to in the section headed "Expert and Consent" above;

(e) the annual report of the Company for the two financial years ended 31 December 2007;

(f) the conditional agreement dated 7 November 2008 entered into among the Company as vendor and Wei-Chuan (BVI) Co., Ltd. in respect of the disposal of the entire equity interest in Hangzhou Wei Chuan Foods Co., Ltd. (杭州味全食品有限公司) (please refer to the November 7 Announcement for details);

(g) the Agreement; and

(h) this circular.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "**EGM**") of Tingyi (Cayman Islands) Holding Corp. (the "**Company**") will be held at the Conference Room, No.15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, the People's Republic of China (the "PRC") on Tuesday, 30 December 2008 at 3:00 p.m. to consider and, if thought fit, to pass with or without amendments, the following resolution:

ORDINARY RESOLUTION

"**THAT:**

(i) the grant of the waiver of the Pre-emptive Right (as defined in the circular of the Company dated 12 December 2008 (the "**Circular**")) and the waiver of the Tag-along Right (as defined in the Circular) (the waiver of the Pre-emptive Right and the waiver of the Tag-along Right are collectively called the "**Waivers**") by Master Kong Beverages (BVI) Co., Ltd, a wholly-owned subsidiary the Company, in respect of the transfer of 1,000 shares of US$1.00 each in the issued share capital of Tingyi-Asahi-Itochu Beverages Holding Co. Ltd. ("**TAI**"), representing approximately 9.999% of the entire issued share capital of TAI (the "**Sale Shares**") under a share purchase agreement dated 23 November 2008 entered into between AI Beverage Holding Co., Ltd. (formerly known as A-I China Breweries Co., Ltd.) (as vendor), Ting Hsin (Cayman Islands) Holding Corp. (as purchaser) and Itochu Corporation be and is hereby approved and authorised; and

(ii) any one director of the Company be and is/are hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated under the Waivers."

By Order of the Board
Tingyi (Cayman Islands) Holding Corp.
Wei Ing-Chou
Chairman

Hong Kong, 12 December 2008

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of such member. A proxy need not be a member of the Company.

2. In order to be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited at the registrar of the Company, Hong Kong Registrars Ltd., at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting (or adjourned meeting as the case may be).

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

PROXY FORM OF HOLDERS OF SHARES FOR USE AT THE EXTRAORDINARY GENERAL MEETING OR ANY ADJOURNEMENT THEREOF

The number of shares to which this proxy form relates *(note 1)*	

I/We *(note 2)* ____

of ____

being the registered holder(s) of *(note 3)* ____________________ shares in Tingyi (Cayman Islands) Holding Corp. (the "**Company**"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or *(note 4)* as my/our proxy to attend and act for me/us at the extraordinary general meeting of the Company (the "**Extraordinary General Meeting**") to be held at the Conference Room, No.15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, the People's Republic of China (the "PRC") at 3:00 p.m. on Tuesday, 30 December 2008 or at any adjournment thereof and in vote as such meeting or at any adjournment thereof in respect of the resolution as set out in the notice of the Extraordinary General Meeting as set out below, or if no such indication is given, as my/our proxy thinks fit.

	Ordinary Resolution	**For** *(note 5)*	**Against** *(note 5)*
1	To approve the grant of the waiver of the Pre-emptive Right (as defined in the circular of the Company dated 12 December 2008 (the "**Circular**")) and the waiver of the Tag-along Right (as defined in the Circular) by Master Kong Beverages (BVI) Co., Ltd, a wholly-owned subsidiary the Company, in respect of the transfer of 1,000 shares of US$1.00 each in the issued share capital of Tingyi-Asahi-Itochu Beverages Holding Co. Ltd. ("**TAI**"), representing approximately 9.999% of the entire issued share capital of TAI		

Dated this ______________ day of ______________ 2008.

Notes:

1 Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2 Please insert the name(s) and address(es) (as shown in the register of member(s)) in block capital(s).

3 Please insert the number of all the shares in the Company registered in your name(s).

4 If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting" and insert the name of the proxy desired in the space provided. Each shareholder is entitled to appoint one or more proxies to attend and vote at the Extraordinary General Meeting. The proxy needs not be a member of the Company. Any alteration made to this form of proxy must be signed by the person who signs it.

5 Important: if you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". Failure to tick either box will entitle your proxy to cast your vote at his discretion.

6 This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation or institution, either under the common seal or under the hand of any director or attorney duly authorised in writing.

7 To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointed, a notarially copy of that power of attorney or other authority, must be deposited at the Company's share registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for the Extraordinary General Meeting.

* *For identification purposes only*

END